Exhibit 99.3

Form 2 — Fidelity Transfer Form

Complete sections A, B, and C even if you are not transferring any eligible assets FROM your Fidelity investments TO the SSgA Money Market Fund	For assistance completing this form, please call the Power of Ownership Help Line at 1-866-KSOP4US (1-866-576-7487)

A	SECTION A: PERSONAL INFORMATION

Social Security Number:	-	-

Last Name (please print clearly)			First Name		Middle Initial

Address			City	State	Zip

IMPORTANT — PLEASE READ:

I am transferring assets currently invested with Fidelity Investments to the SSgA Money Market Fund. I direct Fidelity Investments to transfer the percentage designated below of my eligible account balances in the IIT Research Institute Employees’ Pension Plan, which we refer to as the 401(a) Plan, and/or the IIT Research Institute Employees’ Tax Sheltered Annuity Plan, which we refer to as the 403 (b) Plan, to the SSgA Money Market Fund in each plan.

I understand that this transfer of assets is in connection with the Alion Science and Technology Corporation one-time ESOP investment election, and that in the event funds sufficient to complete the acquisition are not directed to purchase company stock during the election period, this form will be deemed void and my funds will remain with Fidelity, invested according to my current investment direction.

Finally, I understand that BCI Group will tabulate the results of the one-time ESOP investment election and will provide Fidelity with my instructions to transfer and liquidate my current investments on a pro rata basis.

B	SECTION B: TRANSFER PERCENTAGES

If you are transferring funds, please designate the percentage that you wish to transfer in whole numbers. For example, 70% would be valid; 70.6% would not be valid. Note: Any undesignated percentages will remain in your current IITRI plan(s). Upon completion of the acquisition, you will become an Alion Science and Technology Corporation employee and will not be able to make future contributions to your IITRI plan(s).

IIT Research Institute Employees’ Pension, or 401(a) Plan
I hereby instruct Fidelity Investments to transfer the following percentage of my eligible account balance in the IITRI 401(a) plan on a pro rata basis from my current investments to the SSgA Money Market Fund:

% (any whole percentage)

I do not wish to transfer any of my eligible account balance invested with Fidelity Investments in the IITRI 401(a) plan at this time.

IIT Research Institute Employees’ Tax Sheltered Annuity, or 403(b) Plan
I hereby instruct Fidelity Investments to transfer the following percentage of my eligible account balance in the IITRI 401(a) plan on a pro rata basis from my current investments to the SSgA Money Market Fund:

% (any whole percentage)

I do not wish to transfer any of my eligible account balance invested with Fidelity Investments in the IITRI 403(b) plan at this time.

C	SECTION C: YOUR SIGNATURE

Upon receipt of my instructions from BCI Group, Fidelity will liquidate the amount, if any, that I have designated to transfer and will remit to State Street Corporation, to be invested in the SSgA Money Market Fund. The IITRI administrative committee, fiduciary for the IITRI 401(a) and 403(b) plans, will retain the non-transferred portion of my account in my current investments. I acknowledge that I have received the prospectus for the SSgA Money Market Fund as part of this one-time ESOP investment election.

Signature	Date